Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
Issue of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Directors
Issue of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan
TDK Issues Stock Acquisition Rights as Stock Option Scheme

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
May 28, 2008	BY:	/s/ Michinori Katayama
Michinori Katayama
Senior Vice President, General Manager Corporate Communications Department Administration Group

Contact in Japan :
Kazutoshi Kogure
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Issue of Stock Acquisition Rights as Stock Options for a
Stock-Linked Compensation Plan for Directors
TOKYO JAPAN, May 28, 2008 ----- TDK Corporation’s (the “Company”) Board of Directors today passed a resolution to issue stock acquisition rights as stock options to Company directors (excluding Outside Directors) for a stock-linked compensation plan, as detailed below. This resolution is subject to approval of the election of directors at the Company’s Ordinary Annual General Meeting of Stockholders scheduled for June 27, 2008.
I	Reason for issuance of stock acquisition rights as stock options for a stock-linked compensation plan

The purpose of this stock-linked compensation is to provide the Company’s directors with further incentive for improving the Company’s operating results and share price. This is accomplished by structuring the compensation so that directors share with the Company’s stockholders the benefits of an increase in the Company’s share price as well as the risk of a decrease.

II    Details of the stock acquisition rights to be granted
1.	Name of stock acquisition rights

TDK Corporation 2008 Stock-linked Compensation Stock Acquisition Rights (for Directors. Issued at fair value)

2.	Number of stock acquisition rights

176

The above number of stock acquisition rights is the number scheduled to be allotted. Where there is a decrease in the total number of stock acquisition rights allotted due to non-subscription by eligible individuals and for other reasons, the total number of stock acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

3.	Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.
However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal to shareholders, the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

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Post-adjustment “number of shares granted” = Pre-adjustment “number of shares granted” × stock split or stock consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.

4.	Method for calculating the amount to be invested when exercising stock acquisition rights

The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”

5.	Exercise period for stock acquisition rights

The exercise period shall be the period beginning July 6, 2008 and ending July 5, 2028.

6.	Other conditions for exercising stock acquisition rights
(1)	Stock acquisition rights holders, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from July 6, 2008 to July 5, 2011, but are able to exercise stock acquisition rights on or after July 6, 2011.

(2)	Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until July 5, 2011 in cases specified in 1. and 2. below, as long as it is within the time frame stipulated.
1.	In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees.
*This definition is applicable throughout this resolution.)
Three years from the day after losing the position

2.	In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
A period of 15 days from the day following the approval date
(3)	On or after July 6, 2011, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(4)	In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.
7.	Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.
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(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (1) above from the limit for increase in common stock in (1) above.
8.	Restrictions on the acquisition of stock acquisition rights due to transfers

Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

9.	Provisions for the acquisition of stock acquisition rights

No provisions for the acquisition of stock acquisition rights are specified.

10.	Method of calculation for amount to be paid for stock acquisition rights

The amount to be paid for stock acquisition rights shall be the option price per share computed based on the following formula and base numbers multiplied by the “number of shares granted.”
In this formula,
1.	C = option price per share

2.	S = share price: the closing price (regular way) of the Company’s common stock on the Tokyo Stock Exchange on July 5, 2008 (or the closing price on the nearest preceding trading day if there is no closing price on that date)

3.	X = Exercise price: ¥1

4.	T = Expected life: 6.6 years

5.	σ = Volatility: for 6.6 years (the variation rate computed based on the closing price (regular way) on each trading day of the Company’s common stock from November 30, 2001 through July 5, 2008)

6.	r = risk-free interest rate (the interest rate on Japanese government bonds for the remaining years corresponding to the expected life)

7.	q = dividend yield: for 6.6 years (the annual average dividend yield from November 30, 2001 through July 5, 2008)

(Dividend per share/closing price on the trading day before the dividend record date)

8.	N(·) = cumulative distribution function of the standard normal distribution
Note: The amount calculated in accordance with the above formula is the fair value of the stock acquisition rights. It is not applicable to the issue of stock acquisition rights with specially favorable terms.
Note: The Company shall pay monetary compensation equivalent to the amount to be paid for stock acquisition rights to eligible persons, and the right to claim this compensation shall be offset with the obligation to pay the amount to be paid for stock acquisition rights.
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11.	Allotment date of stock acquisition rights

July 5, 2008

12.	Payment date for stock acquisition rights

The payment date shall be July 5, 2008.

13.	Number of stock acquisition rights allotted and number of eligible persons

176 stock acquisition rights will be allotted to 5 Company directors (excluding Outside Directors).
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Contact in Japan :
Kazutoshi Kogure
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
Issue of Stock Acquisition Rights as Stock Options for a
Stock-Linked Compensation Plan
TOKYO JAPAN, May 28, 2008 ----- TDK Corporation’s (the “Company”) Board of Directors today passed a resolution to authorize it to issue to individuals other than stockholders stock acquisition rights with specially favorable terms and conditions. The purpose of the issue is to offer a stock option scheme for a stock-linked compensation plan to corporate officers of the Company, pursuant to the regulations of Articles 236, 238 and 239 of the Company Law of Japan. This resolution is subject to approval at the 112th Ordinary Annual General Meeting of Stockholders scheduled for June 27, 2008.
1.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders

The Company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance beginning with item 2. below to the Company’s corporate officers as a stock option scheme for a stock-linked compensation plan. The stock acquisition rights are structured so that these officers also share the risk of a decrease in the Company’s share price with stockholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Company’s corporate officers with further incentive for improving the Company’s operating results and share price. The amount to be paid per share issued upon the exercise of stock acquisition rights is ¥1 per share.

2.	Matters pertaining to the issuance of stock acquisition rights

(1) Maximum number of stock acquisition rights
Up to 156 stock acquisition rights as detailed in (3) below.

Furthermore, up to 15,600 shares of the Company’s common stock can be distributed due to the exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)1. below, the maximum number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as detailed above.

(2) Amount to be paid for stock acquisition rights
No payment shall be required for the stock acquisition rights.
(3) Details of stock acquisition rights
1.	Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.
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However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

Post-adjustment “Number of shares granted” = Pre-adjustment “number of shares granted” × stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.

2.	Method for calculating the amount to be invested when exercising each stock acquisition right

The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”

3.	Exercise period for stock acquisition rights

The exercise period shall be the period beginning July 6, 2008 and ending on July 5, 2028.

4.	Other conditions for exercising stock acquisition rights
(a)	Stock acquisition rights holders, excluding (b) below, shall not be able to exercise stock acquisition rights in the period from July 6, 2008 to July 5, 2011, but are able to exercise stock acquisition rights on or after July 6, 2011.

(b)	Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until July 5, 2011 in cases specified in (i) and (ii) below, as long as it is within the time frame stipulated.
(i)	In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees.
*This definition of employee is applicable throughout this resolution.)
Three years from the day after losing the position

(ii)	In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of stockholders of the Company.
A period of 15 days from the day following the approval date
(c)	On or after July 6, 2011, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(d)	In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.
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5.	Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(a)	In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.

(b)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a) above from the limit for increase in common stock in (a) above.
6.	Restrictions on the acquisition of stock acquisition rights due to transfers
Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

7.	Provisions for the acquisition of stock acquisition rights No provisions for the acquisition of stock acquisition rights are specified.
(4) Authority to determine other matters concerning stock acquisition rights
Matters concerning the distribution and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Stockholders.
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Contact in Japan :
Kazutoshi Kogure
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
TDK Issues Stock Acquisition Rights as Stock Option Scheme
TOKYO JAPAN, May 28, 2008 ----- TDK Corporation’s (the “Company”) Board of Directors today passed a resolution to authorize it to issue to individuals other than stockholders stock acquisition rights with specially favorable terms and conditions. The purpose of the issue is to offer a stock option scheme, pursuant to the regulations of Articles 236, 238 and 239 of the Company Law of Japan. This resolution is subject to approval at the 112th Ordinary Annual General Meeting of Stockholders scheduled for June 27, 2008.
1.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders

The Company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance explained beginning with item 2. below to high-ranking TDK managers, and directors and high-ranking managers of group companies as a further incentive for contributing to the improvement of the Company’s consolidated operating results.

2.	Matters pertaining to the issuance of stock acquisition rights

(1) Maximum number of stock acquisition rights
Up to 1,300 stock acquisition rights as detailed in (3) below. Furthermore, up to 130,000 shares of the Company’s common stock can be distributed due to the exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)1. below, the maximum number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as detailed above.
(2) Amount to be paid for stock acquisition rights
No payment shall be required for the stock acquisition rights.
(3) Details of stock acquisition rights
1.	Class and number of shares to be issued upon the exercise of the stock acquisition rights The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.
However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already

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been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

Post-adjustment “Number of shares granted” = Pre-adjustment “number of shares granted” × stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.

2.	Method for calculating the amount to be invested when exercising each stock acquisition right

The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights (hereinafter the “exercise price”) multiplied by the “number of shares granted.”

The exercise price shall be an amount which is the average of the closing price (regular way) of the Company’s common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter “allotment date”) of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.

In the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

Exercise price after adjustment = Exercise price before adjustment × 1 / Stock split or stock consolidation ratio

In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

						Number of shares		Amount paid
				Number of		newly issued	x	per share
Exercise price		Exercise price		shares issued	+
after	=	before	x			Current market price
adjustment		adjustment		Number of			Number of new shares
				shares issued +			increased after stock
split or new issuance
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In the above formula, the “number of shares issued” shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the “number of shares newly issued” shall be read as “number of treasury stock disposed of.”
Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.

3.	Exercise period for stock acquisition rights

The exercise period shall be the period beginning August 1, 2010 and ending on July 31, 2014.

4.	Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
(a)
 In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.

(b)
 In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a) above from the limit for increase in common stock in (a) above.

5.	Restrictions on the acquisition of stock acquisition rights due to transfers

Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

6.	Provisions for the acquisition of stock acquisition rights

If a meeting of stockholders of the Company approves any of the following proposals (or the Company’s Board of Directors approves a resolution where approval of the stockholders is not required), the Company can acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors.

(a)	a proposal of a merger agreement under which the Company is to be dissolved,

(b)	a proposal for a corporate division agreement or plan under which the Company undergoes a split, or

(c)	a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary
(4)	Authority to determine other matters concerning stock acquisition rights

Matters concerning the distribution and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after the Ordinary General Meeting of Stockholders.

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